10.           SEPARATION FROM EMPLOYMENT

10.1 Termination Process
There are two types of termination, voluntary and involuntary.  If the Company initiates the termination, then it is considered to be involuntary.  If you initiate the termination, then it is considered to be voluntary. We would usually like to have two weeks notice of voluntary termination.  However, as an “at will” Employee, you are free to terminate your employment with the Company at any time and for any reason.  Furthermore, as an “at will” Employee, the Company may terminate you at any time, for any reason, with or without cause or notice.  Please see Section 3.1 above.  The Human Resources Director and/or management personnel may conduct exit interviews with Employees prior to termination.

10.2 Severance Pay for North American Employees
An at-will Employee who is involuntarily terminated by the Company without cause after the completion of one (1) year of employment will be paid severance pay in recognition of the Employee’s length of service and as more fully described below.  The one (1) year of employment requirement is calculated from the date the Employee was hired as an employee by the Company.  If an Employee first worked for the Company as a contractor, such time is not recognized for purposes of computing the one (1) year period.  An Employee who is terminated for cause will not be paid a severance.  A cause termination includes, but is not limited to, termination due to the following: action or inaction constituting fraud as determined by the Board of Directors conviction of a felony or of a crime involving moral turpitude, dishonesty or fraud; violation of the Company’s Code of Business Ethics or any other of the Company’s  written policies; engaging in conduct that may result in the Company incurring significant expenses, legal or otherwise, and which creates potential liability to the Company; breach of fiduciary duty; and the breach of any confidentiality, nonsolicitation or noncompetition agreement with the Company. Examples of involuntary termination without cause include, but are not limited to: position elimination; reduction in force; and termination without cause but for poor performance.

An at-will Employee who is involuntarily terminated without cause after the completion of one (1) year of employment will receive two (2) weeks of pro-rata base pay for each year of completed service with a minimum payment of two (2) months (eight (8) weeks) base pay and a maximum payment of twelve (12) months base pay.  Base pay for non-exempt Employees, whether hourly or salaried non-exempt, is the regular hourly rate the Employee was paid on the last day of work assuming a 40-hour work week.  Base pay for exempt employees is determined by the monthly salary and will be pro-rated as of the last day of employment.

In addition to the severance payment described above, the Company will pay the Employee’s portion of COBRA continuation coverage for one month for every two years of completed service, for a minimum of two (2) months and a maximum of twelve (12) months following termination.

The severance payment described above will be paid in a lump sum, is subject to taxes and other required withholdings, and will be made in the time frame as required applicable with federal and/or state law.  The severance payment and COBRA payments described above are expressly conditioned upon the terminated Employee’s execution of a waiver and complete release of claims against the Company and its affiliates.

In the event that the Employee is or becomes entitled to severance benefits under any prior or subsequent agreement, or severance or separation plan or policy, the Employee will receive the greater and more favorable benefits provided under either this policy or such other agreement, plan or policy, but not benefits under both.